February 24, 2009
VIA EDGAR and Express Mail
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-0306

Re:	Eldorado Gold Corporation
Request for Withdrawal of Registration Statement on Form F-10 (File No. 333-157478)
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Eldorado Gold Corporation, a corporation organized under the laws of Canada (the “Company”), hereby respectfully requests that its Registration Statement on Form F-10, filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2009, File No. 333-157478, together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477. The Registration Statement was originally filed with the Commission in connection with the Company’s proposed underwritten offering of common shares of the Company to the public in Canada and the United States (the “Offering”).
     The Company requests that the Registration Statement be withdrawn because the Company and the underwriters were unable to reach an agreement on the pricing of the Offering pursuant to the engagement letter dated February 23, 2009. No securities registered pursuant to the Registration Statement have been issued or sold. The Canadian short form prospectus contained in the Registration Statement has been withdrawn pursuant to the applicable rules and regulations in the Canadian provinces where it was filed.
     Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement. Please forward copies of the order consenting to withdrawal of the Registration Statement to the undersigned at Suite 1188, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5, with copies to our U.S. counsel at Dorsey & Whitney LLP, 370 Seventeenth Street, Suite 4700, Denver, Colorado 80202, Attention: Kenneth Sam. If you have any questions regarding the foregoing application for withdrawal, please telephone Kenneth Sam of Dorsey & Whitney LLP at (303) 629-3445.

Sincerely, ELDORADO GOLD CORPORATION
/s/ Dawn Moss
Dawn Moss
Corporate Secretary

www.eldoradogold.com